News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
August 5, 2020

Manulife declares common share dividend

Toronto - Manulife’s Board of Directors today announced a quarterly shareholders’ dividend of $0.28 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after September 21, 2020 to shareholders of record at the close of business on August 17, 2020.

In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of June 30, 2020, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and in the previous 12 months we made $30.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Relations Contact: Brooke Tucker-Reid Manulife 647-528-9601 brooke_tucker-reid@manulife.com	Investor Relations: Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com